UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number: 001-35135

Sequans Communications S.A.

(Translation of Registrant’s name into English)

19 Le Parvis

92073 Paris-La Défense, France

Telephone: +33 1 70 72 16 00

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The information in this Report on Form 6-K is being filed to update the Sequans Communications S.A. registration statement on Form F-3. The information in this report shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-177919 and 333-180487) and Form F-3 (File No. 333-182854).

FINANCIAL INFORMATION

Item 1. Unaudited Condensed Consolidated Financial Statements at and for the three and nine months ended September 30, 2012

Sequans Communications S.A.

Unaudited Interim Condensed Consolidated Statements of Operations

		Three months ended September 30,		Nine months ended September 30,
	Note	2011	2012	2011	2012
		(Unaudited) (in thousands, except share and per share amounts)
Revenue:
Product revenue		$25,896	$7,452	$80,746	$16,756
Other revenue		334	530	1,481	2,368

Total revenue	3	26,230	7,982	82,227	19,124

Cost of revenue:
Cost of product revenue		12,129	4,104	40,716	8,988
Cost of other revenue		54	44	183	132

Total cost of revenue		12,183	4,148	40,899	9,120

Gross profit		14,047	3,834	41,328	10,004

Operating expenses:
Research and development		6,514	6,455	19,259	21,137
Sales and marketing		3,252	1,470	9,869	5,709
General and administrative		2,430	1,871	6,137	6,091

Total operating expenses		12,196	9,796	35,265	32,937

Operating income (loss)		1,851	(5,962)	6,063	(22,933)

Financial income (expense):
Interest expense		(58)	(28)	(399)	(80)
Interest income		32	50	36	179
Foreign exchange gain (loss)		(172)	249	(275)	(113)
Change in the fair value of convertible notes option component		1,651	—	—	—

Profit (Loss) before income taxes		3,304	(5,691)	5,425	(22,947)

Income tax expense (benefit)	4	71	73	239	164
Profit (Loss)		$3,233	$(5,764)	$5,186	$(23,111)

Attributable to:
Shareholders of the parent		3,233	(5,764)	5,186	(23,111)
Non-controlling interests		—	—	—	—

Basic earnings (loss) per share		$0.09	$(0.17)	$0.16	$(0.67)

Diluted earnings (loss) per share		$0.09	$(0.17)	$0.16	$(0.67)

Number of shares used for computing:
Basic		34,561,065	34,683,839	31,931,584	34,677,746

Diluted		35,089,236	34,683,839	32,459,755	34,677,746

Sequans Communications S.A.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)

	Three months ended September 30,		Nine months ended September 30,
	(Unaudited)
	2011	2012	2011	2012
Profit (Loss) for the period	$3,233	$(5,764)	$5,186	$(23,111)

Available for sale financial assets:
Gains (Losses) arising during the period	—	—	—	—
Reclassification adjustments to profit (loss)	—	—	—	—
Foreign currency translation	46	(52)	58	(24)
Cash flow hedges:
Gains (Losses) arising during the period	(448)	529	(204)	768
Reclassification adjustments to profit (loss)	—	—	—	—

Total other comprehensive income (loss)	(402)	477	(146)	744

Total comprehensive income (loss)	$2,831	$(5,287)	$5,040	$(22,367)

Attributable to:
Shareholders of the parent	2,831	(5,287)	5,040	(22,367)
Non-controlling interests	—	—	—	—

Sequans Communications S.A.

Unaudited Interim Condensed Consolidated Statements of Financial Position

	Note	At December 31, 2011	At September 30, 2012 (Unaudited)
	(in thousands)
ASSETS
Non-current assets:
Property, plant and equipment		$9,334	$10,058
Intangible assets		4,233	3,855
Loan and other receivables		531	514
Available for sale financial assets		677	853

Total non-current assets		14,775	15,280

Current assets:
Inventories	5	11,660	8,389
Trade receivables	6	8,373	4,837
Prepaid expenses and other receivables		2,571	2,945
Recoverable value added tax		2,008	398
Research tax credit receivable		4,423	7,425
Cash and cash equivalents	7	57,220	36,430

Total current assets		86,255	60,424

Total assets		$101,030	$75,704

EQUITY AND LIABILITIES
Equity:
Issued capital euro 0.02 nominal value, 34,683,839 shares issued and outstanding at September 30, 2012 (34,667,339 at December 31, 2011)	8	$912	$912
Share premium	8	129,283	129,309
Other capital reserves	9	9,368	12,334
Accumulated deficit		(54,691)	(77,802)
Other components of equity		(628)	116

Total equity		84,244	64,869

Non-current liabilities:
Government grant advances and interest-free loans		385	141
Finance lease obligations	10	—	311
Provisions	11	259	319
Deferred tax liabilities		55	60

Total non-current liabilities		699	831

Current liabilities:
Trade payables		8,580	4,146
Government grant advances and interest-free loans		717	661
Finance lease obligations	10	—	72
Other current financial liabilities		5,846	4,190
Deferred revenue		869	836
Provisions	11	75	99

Total current liabilities		16,087	10,004

Total equity and liabilities		$101,030	$75,704

Sequans Communications S.A.

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

	Attributable to the shareholders of the parent
	Ordinary shares		Share premium	Other capital reserves	Accumulated deficit	Cumulative translation adjustments	Accumulated other comprehensive income (loss)	Total equity

	Shares	Amount
	(Note 8)	(Note 8)	(Note 8)	(Note 9)
	(in thousands, except share and per share amounts)

At December 31, 2010	27,720,013	$710	$68,972	$5,194	$(54,262)	$89	$(4)	$20,699

Loss for the period					5,186			5,186
Foreign currency translation (unaudited)						58		58
Income and expense directly recognized in equity (unaudited)							(204)	(204)

Total comprehensive income (loss) (unaudited)					5,186	58	(204)	5,040

Issue of shares in connection with the exercise of options and warrants (unaudited)	177,452	5	402					407
Issue of shares in initial public offering (unaudited)	6,666,666	194	66,473					66,667
Transaction costs (unaudited)			(6,744)					(6,744)
Share-based payment (unaudited)				2,849				2,849

At September 30, 2011 (Unaudited)	34,564,131	$909	$129,103	$8,043	$(49,076)	$147	$(208)	$88,918

Loss for the period					(5,615)			(5,615)
Foreign currency translation						(65)		(65)
Income and expense directly recognized in equity							(502)	(502)

Total comprehensive income (loss)					(5,615)	(65)	(502)	(6,182)

Issue of shares in connection with the exercise of options and warrants	103,208	3	169					172
Transaction costs			11					11
Share-based payment				1,325				1,325

At December 31, 2011	34,667,339	$912	$129,283	$9,368	$(54,691)	$82	$(710)	$84,244

Loss for the period					(23,111)			(23,111)
Foreign currency translation (unaudited)						(24)		(24)
Income and expense directly recognized in equity (unaudited)							768	768

Total comprehensive income (loss) (unaudited)					(23,111)	(24)	768	(22,367)

Issue of shares in connection with the exercise of options and warrants (unaudited)	16,500	—	26					26
Share-based payment (unaudited)				2,966				2,966

At September 30, 2012 (Unaudited)	34,683,839	$912	$129,309	$12,334	$(77,802)	$58	$58	$64,869

Sequans Communications S.A.

Unaudited Interim Condensed Consolidated Statements of Cash Flow

	Three months ended September 30,		Nine months ended September 30,
	2011	2012	2011	2012
	(Unaudited) (in thousands)		(Unaudited) (in thousands)
Operating activities:
Profit (Loss) before income taxes	$3,304	$(5,691)	$5,425	$(22,947)
Non-cash adjustment to reconcile income (loss) before tax to net cash from (used in) operating activities:
Depreciation and impairment of property, plant and equipment	1,025	1,152	2,854	3,450
Amortization and impairment of intangible assets	451	426	1,348	1,335
Share-based payment expense	1,252	743	2,849	2,966
Increase (decrease) in provisions	450	20	297	78
Change in fair value of convertible notes option component	(1,651)	—	—	—
Financial expense (income)	87	(22)	136	(99)
Foreign exchange loss (gain)	(647)	(33)	(173)	(44)
Interest-free financing benefit	—	—	178	—
Working capital adjustments:
Increase in trade receivables and other receivables	5,931	2,756	3,993	4,856
Decrease (Increase) in inventories	(2,136)	2,061	(4,500)	3,277
Decrease ( Increase) in research tax credit receivable	1,364	(1,055)	28	(3,002)
Decrease in trade payables and other liabilities	(3,422)	(3,482)	(5,638)	(5,420)
Decrease in deferred revenue	123	(27)	(257)	(33)
Decrease in government grant advances	(175)	(143)	(486)	(385)
Income tax paid	(59)	10	(219)	(89)

Net cash flow from (used in) operating activities	$5,897	$(3,285)	$5,835	$(16,057)

Investing activities:
Purchase of intangible assets and property, plant and equipment	$(3,204)	$(868)	$(9,440)	$(4,696)
Refund of factoring deposit and other	998	(95)	652	(159)

Net cash flow used in investments activities	$(2,206)	$(963)	$(8,788)	$(4,855)

Financing activities:
Initial public offering proceeds, net of transaction costs paid	$(32)	$—	$59,924	$—
Proceeds from issue of shares and warrants, net of transaction costs	63	1	406	26
Repayment of borrowings and finance lease liabilities	—	(10)	(36)	(10)
Interest received (paid)	(94)	22	(278)	99
Repayment of interest-free loans	—	—	(1,321)	—

Net cash flows from financing activities	$(63)	$13	$58,695	$115

Net cash flows from (used in) financing activities:
Net increase (decrease) in cash and cash equivalents	3,628	(4,235)	55,742	(20,797)
Net foreign exchange difference	(9)	2	(5)	7
Cash and cash equivalent at previous period	61,857	40,663	9,739	57,220

Cash and cash equivalents at period end	$65,476	$36,430	$65,476	$36,430

Sequans Communications S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1. Corporate information

Sequans Communications S.A. (“Sequans”) is organized as a limited liability company (“société anonyme”) incorporated and domiciled in the Republic of France, with its principal place of business at 19 Le Parvis, 92073 Paris-La Défense, France. Sequans, together with its subsidiaries (the “Company”), is a leading fabless designer, developer and supplier of 4G semiconductor solutions for wireless broadband applications. The Company’s semiconductor solutions incorporate baseband processor and radio frequency transceiver integrated circuits along with our proprietary signal processing techniques, algorithms and software stacks.

2. Basis of preparation and changes to the Company’s accounting policies

2.1. Basis of preparation

The Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2012 are prepared in accordance with IAS 34 Interim Financial Reporting and were authorized for issue in accordance with a resolution of the board of directors on October 23, 2012.

The Interim Condensed Consolidated Financial Statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2011.

2.2. Changes in accounting policy and disclosures

New and amended standards and interpretations

The accounting policies adopted in preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2011, except for the following new and amended IFRS and IFRIC interpretations effective as of January 1, 2012:

•	Amendments to IFRS 7 “Disclosures – Transfers of Financial Assets” (issued October 2010);

•	Amendment to IAS 12 “Deferred Tax: Recovery of Underlying Assets” (issued December 2010).

Adoption of these new standards and interpretations had no impact on the financial statements of the Company.

Published IASB financial reporting standards, amendments and interpretations that are not mandatory

The IASB published the following standards and amendments prior to September 30, 2012 that are not mandatory:

•	Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income” (issued June 2011).

•	IAS 19 “Employee Benefits” (revised and issued June 2011);

•	IFRS 9 “Financial Instruments: Classification and Measurement of Financial Assets” (issued November 2009);

•	IFRS 9 “Financial Instruments: Classification and Measurement of Financial Liabilities” (issued October 2010);

•	IFRS 10 “Consolidated Financial Statements” (issued May 2011);

•	IAS 27 “Separate Financial Statements” (issued May 2011). IFRS 10 and IAS 27 supersede IAS 27 “Consolidated and Separate Financial Statements” (as amended in 2008);

•	IFRS 11 “Joint Arrangements” (issued May 2011);

•	IAS 28 “Investments in Associates and Joint Ventures” (issued May 2011). This IAS supersedes IAS 28 “Investments in Associates” (as revised in 2003);

•	IFRS 12 “Disclosure of Interests in Other Entities” (issued May 2011);

•	IFRS 13 “Fair Value Measurement” (issued May 2011);

•	IFRIC Interpretation 20 “Stripping Costs in the Production Phase of a Surface Mine” (issued October 2011);

•	Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” (issued December 2011);

•	Amendments to IFRS 7 “Disclosures – Offsetting Financial Assets and Financial Liabilities” (issued December 2011);

•	Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date and Transition Disclosures” (issued December 2011);

•	Amendments to IFRS 1 “Government Loans” (issued March 2012);

•	Annual Improvements to IFRSs (2009 – 2011) (issued May 2012); and

•	Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12) (issued June 2012).

Sequans Communications S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

From the above list we have not identified any material impacts regarding the future application of these new and amended standards.

2.3. Other information

No impairment tests on property, plant and equipment, and on intangible assets were performed as no events or changes in circumstances indicated that the carrying amount of those assets was not recoverable.

There is no seasonality in Sequans’ revenue.

Sequans’ results of operations include a provision for post-employment benefits estimated by the amount from the previous year.

3. Segment information

The Company has one operating segment, which is the design and marketing of semiconductor components for 4G broadband wireless systems. All information required to be disclosed under IFRS 8 Operating Segments is shown in the Consolidated Financial Statements and these associated Notes.

Sales to external customers disclosed below are based on the geographical location of the customers, regardless of the legal entity originating the sale. The following table sets forth the Company’s total revenue by region for the periods indicated. The Company categorizes its total revenue geographically based on the location to which it invoices.

	Europe, Middle East, Africa	Americas	Asia	Total
	(in thousands)
Three months ended September 30, 2011
Total revenue
Sales to external customers	$3,246	$135	$22,849	$26,230

Three months ended September 30, 2012
Total revenue
Sales to external customers	$269	$75	$7,638	$7,982

Nine months ended September 30, 2011
Total revenue
Sales to external customers	$4,948	$781	$76,498	$82,227

Nine months ended September 30, 2012
Total revenue
Sales to external customers	$3,258	$744	$15,122	$19,124

The substantial majority of the Company’s non-current assets are held by the parent company, Sequans Communications S.A.

For the three months ended September 30, 2012, one Taiwan-based end customer represented 61% (73% in the three months ended September 30, 2011) of total revenues and one China-based end customer represented 10% (less than10% in the three months ended September 30, 2011) of total revenues.

For the nine months ended September 30, 2012, one Taiwan-based end customer represented 35% (79% in the nine months ended September 30, 2011) of total revenues and one China-based end customer represented 16% (10% in the nine months ended September 30, 2011) of total revenues.

Accounts receivable from these two customers at September 30, 2012 were $576,000 and $776,000, respectively ($5,227,000 and $170,000 at December 31, 2011, respectively).

Sequans Communications S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

4. Income tax

The major components of income tax expense are:

	Three months ended September 30,		Nine months ended September 30,
	2011	2012	2011	2012
	(Unaudited) (in thousands)		(Unaudited) (in thousands)
Consolidated Statement of Operations
Current income tax:
Current income tax charge	$71	$73	$239	$164
Deferred income tax:	—	—	—	—

Income tax expense reported in the Consolidated Statement of Operations	$71	$73	$239	$164

Deferred tax assets were not recognized in the three and nine months ended September 30, 2011 and 2012 with respect to the loss as the Company has not generated taxable profits since its inception in 2003.

In December 2011, the Company was notified that the French tax authorities would review the tax declarations for the years 2009 and 2010, and the nine months ended September 30, 2011. In January 2012, the tax review commenced the Company was notified that the research tax credits claimed for 2008 and 2009 would be submitted to an expert for review as well. As of September 30, 2012, the Company had not received the conclusions of the tax audit.

5. Inventories

	At December 31, 2011	At September 30, 2012
	(in thousands)
Components (at cost)	$5,850	$6,964
Finished goods (at lower of cost or net realizable value)	5,810	1,425

Total inventories	$11,660	$8,389

In the year ended December 31, 2010, the Company decided to bring SQN1140 and SQN1145 to end-of-life. The amount of the write-down of the related inventories amounted to $381,000 and was recognized in the Consolidated Statements of Operations in “Cost of product revenue.” In the nine months ended September 30, 2011, the Company reversed $22,000 related to products sold during the year. There was no write-down of any inventories in the nine-month periods ended September 30, 2011 and 2012.

6. Trade receivables

Trade receivables are non-interest bearing and are generally on 30-90 day payment terms.

	At December 31, 2011	At September 30, 2012
	(in thousands)
Trade receivables	$9,595	$6,059
Provisions on trade receivables	(1,222)	(1,222)

Net trade receivables	$8,373	$4,837

The movements in the provision for impairment of receivables were as follows:

	Year ended December 31, 2011	Nine months ended September 30, 2012
	(in thousands)
At January 1,	$949	$1,222
Charge for the period	273	—
Utilized amounts	—	—

At period end	$1,222	$1,222

Sequans Communications S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

As at period end, the aging analysis of trade receivables that were not impaired is as follows:

	Total	Neither past due nor Impaired	Past due but not impaired
			<30 days	30-60 days	60-120 days	>120 days
	(in thousands)
At December 31, 2011	$8,373	$7,248	$690	$105	$330	$—
At September 30, 2012	$4,837	$2,617	$539	$48	$1,423	$210

7. Cash and cash equivalents

	At December 31, 2011	At September 30, 2012
	(in thousands)
Cash at banks	$3,737	$11,465
Cash equivalents	53,483	24,965

Cash and cash equivalents	$57,220	$36,430

Cash equivalents in money market funds are invested for short-term periods depending on the immediate cash requirement of the Company, and earn interest at market rates for short-term investments.

8. Issued capital and reserves

Authorized capital, in number of shares

Authorized capital includes all shares issued as well as all potential shares which may be issued upon exercise of stock options, founders warrants, other warrants and restricted share awards, or which the shareholders have otherwise authorized for specific capital increases. At December 31, 2011, authorized capital was 38,777,437 ordinary shares with a nominal value of €0.02 each. In June 2012, in the Annual and Extraordinary Shareholders Meeting, the shareholders authorized increases in authorized capital of up to 1,000,000 shares for the grant of stock options, warrants and restricted share awards, and of up to 10,000,000 shares which could be issued in a public or private financing transaction. At September 30, 2012, authorized capital was 49,630,787 ordinary shares with a nominal value of €0.02 each.

Shares issued and fully paid

At December 31, 2011, 34,667,339 ordinary shares were issued and outstanding, representing a nominal value of €693,000 ($912,000). At September 30, 2012, 34,683,839 ordinary shares were issued and outstanding, representing a nominal value of €694,000 ($912,000). The increase reflects 16,500 shares issued from the exercise of founders warrants during the period.

9. Share-based payment plans

The expense recognized for employee and other services received during the three and nine months ended September 30, 2012 arising from equity-settled share-based payment transactions was $744,000 and $2,966,000, respectively (three and nine months ended September 30, 2011: $1,252,000 and $2,849,000, respectively).

The breakdown is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2011	2012	2011	2012
	(in thousands)		(in thousands)
Cost of revenue	$66	$34	$138	$141
Research and development	327	228	750	892
Sales and marketing	248	171	673	650
General and administrative	611	311	1,288	1,283

Total	$1,252	$744	$2,849	$2,966

Sequans Communications S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

During the nine months ended September 30, 2012, the board of directors granted 204,400 stock options and 18,000 warrants at exercise prices ranging from $1.91 to $3.32. The shareholders authorized the issuance of 55,000 warrants to members of the board of directors at an exercise price of $2.20. The board of directors also granted 8,000 restricted share awards.

During the nine months ended September 30, 2012, 16,500 shares were issued from the exercise of founders warrants, representing cash proceeds of €20,000 ($26,000). Also during the period, 262,500 stock options and warrants and 5,150 restricted share awards were canceled.

See Note 15, Events after the reporting date, for more information.

10. Interest-bearing loans and borrowings – finance lease agreement

In June 2012, the Company entered into a finance lease agreement with a French financial institution whereby the Company has the possibility to finance acquisitions of qualifying equipment with a total purchase price of up to €1,500,000 ($1,918,000), through a finance leases which are reimbursed over a 36-month period at an effective rate of interest of 4.6%. The finance lease obligation is secured by restricted cash balances on deposit with the financial institution equal to one-third of the original principle financed. The facility expires February 28, 2013.

At September 30, 2012, a finance lease obligation of $72,000 was recorded as a current liability and $311,000 was recorded as a long-term liability. This debt was secured by $79,000 at September 30, 2012 included in available for sale financial assets section.

At December 31, 2011, the Company had no outstanding debt.

11. Provisions

	Post- employment benefits	Others	Total	Current	Non-current
	(in thousands)
At December 31, 2011	$259	$75	$334	$75	$259
Arising (released) during the period	60	24	84	24	60

At September 30, 2012	$319	$99	$418	$99	$319

The provision for post-employment benefits is for the lump sum retirement indemnity required to be paid to French employees.

12. Foreign currency risk and fair value of derivative financial instruments

The Company faces the following foreign currency exposures:

•	Transaction risk arising from:

•	Operating activities, when revenues or expenses are denominated in different currencies from the functional currency of the entity carrying out these transactions.

•	Non derivative monetary financial instruments that are denominated and settled in a currency different from the functional currency of the entity which holds them.

Nearly 100% of total revenues and approximately 99% of total cost of sales are denominated in U.S. dollars. However, as a result of significant headcount and related costs from operations in France, which are denominated and settled in euros (the “structural costs”), the Company has transactional currency exposures which can be affected significantly by movements in the U.S. dollar/euro exchange rates. Approximately 48% of operating expense is denominated in euros. The Company seeks to mitigate the effect of its structural currency exposure by raising capital in euros sufficient to cover euro-based operating expenses. The Company has not used the possibility offered by paragraph 72 of IAS 39 Financial Instruments: Recognition and Measurement to designate non-derivative financial assets (cash and cash equivalents plus trade accounts receivables less trade accounts payable, denominated in euro) as a hedging instrument for a hedge of a foreign currency risk (U.S. dollar versus euro fluctuations) corresponding to structural cost related future cash outflows.

If there were a 10% increase or decrease in exchange rate of the U.S. dollar to the euro, the Company estimates the impact, in absolute terms, on operating expenses for the nine months ended September 30, 2012 would have been $1.6 million.

The Company uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in euros.

Sequans Communications S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

The following tables present fair values of derivative financial instruments at December 31, 2011 and September 30, 2012.

	At December 31, 2011
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€7,500	$(379)
Options (buy euros, sell U.S. dollars)	6,500	(681)

Total	€14,000	$(1,060)

	At September 30, 2012
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€6,250	$163
Forward contracts (buy U.S dollars, sell euros)	(4,500)	(8)
Options (buy euros, sell U.S. dollars)	4,000	(231)

Total	€5,750	$(76)

The fair value of foreign currency related derivatives are included in the Consolidated Statement of Financial Position in “Other current financial liabilities” for the periods presented. The earnings impact of cash flow hedges relating to forecasted operating expense transactions is reported in operating expense. Realized and unrealized gains and losses on these instruments deemed effective for hedge accounting are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings or the instruments are designated as hedges.

During the three and nine months ended September 30, 2012, the Company recorded profits of $529,000 and $768,000, respectively (losses of $448,000 and $204,000 for the three and nine months ended September 30, 2011, respectively) in other comprehensive income related to the effective portion of the change in fair value of its cash flow hedges.

During the three and nine months ended September 30, 2012, the Company recognized a net profit of $64,000 and $1,000, respectively related to the ineffective portion of its hedging instrument (losses of $53,000 and $32,000 for the three and nine months ended September 30, 2011, respectively).

13. Contingencies

From time to time, the Company has been and may become involved in legal proceedings arising in the ordinary course of its business.

On October 13, 2010, Altair Semiconductor Ltd., or Altair, filed a claim against Sequans Communications S.A., Sequans Communications Israel (2009) Ltd., and two Company employees in the Tel Aviv-Jaffa Regional Labor Court. The claim asserts that the Company caused two former Altair employees named in the claim to breach their contracts with Altair by offering employment to such individuals for the purpose of obtaining trade secrets of Altair. In August 2012, the Company entered a settlement agreement with Altair whereby all claims were dropped by both parties with no financial repercussions to the Company.

On September 9, 2011 a class action lawsuit was filed in the United States District Court for the Southern District of New York against the Company, certain of its officers and directors, and UBS Limited and Jefferies & Company Inc, the lead underwriters in our initial public offering. This action, Donald Dean Johnson v. Sequans Communications S.A., et al, alleges violations of the U.S. federal securities laws in connection with our initial public offering. A substantially similar complaint was filed on October 25, 2011, also in the United States District Court for the Southern District of New York. On December 13, 2011 the Court consolidated the two actions, and appointed lead plaintiffs and co-lead plaintiffs’ counsel. On January 31, 2012, lead plaintiffs filed a Consolidated Amended Complaint for Violations of Federal Securities Laws, which seeks unspecified damages. On May 14, 2012, the Company filed a Motion to Dismiss the consolidated complaint. The Company intends to vigorously defend itself against the consolidated action.

14. Related party disclosures

On January 11, 2006, the Company and Zvi Slonimsky, one of the its Directors, entered into an agreement whereby Mr. Slonimsky provided to the Company consultancy services in the area of business strategy in the broadband wireless access industry. This agreement expired on January 11, 2010 and a new agreement with the same terms and with retroactive effect to January 2010 was executed in May 2010. The consulting contract was terminated on January 11, 2011 and no consulting fees were paid after 2010.

Sequans Communications S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

In addition to the above, Mr. Slonimsky was granted by the Company, on January 11, 2006, 225,000 warrants, to be subscribed by Mr. Slonimsky at the price of €0.02 per warrant. Each warrant gives the holder the right to purchase one ordinary share of the Company at the price of $3.16 per share. Warrants may be exercised for a period of 10 years from the subscription date; all unexercised warrants become null and void at the end of the 10-year period. The right to exercise the subscribed warrants is earned at the rate of 1/48th per month for the period between the 1st and the 48th month following the date the services contract signed with the Company has entered in force. In the year ended December 31, 2011, Mr. Slonimsky exercised warrants to acquire 8,202 ordinary shares.

Effective June 1, 2012, the Company and Gilles Delfassy, prior to Mr. Delfassy joining the board of directors, entered into an agreement whereby Mr. Delfassy provided to the Company consultancy services in the area of business development and strategy in the broadband wireless access industry. This agreement expires on June 1, 2013. During the three and nine months ended September 30, 2012, Mr. Delfassy earned fees totaling $33,677 and $44,699, respectively, under this contract.

On August 23, 2010, the Company entered into a loan agreement with Eddy Tang, vice president, manufacturing operations, for an amount of €43,000 ($59,000), the purpose of which was to allow him to finance the exercise price for stock options previously granted to Mr. Tang which were expiring in September 2010. The loan agreement provided for the repayment of the principal in 24 monthly payments, beginning on October 8, 2011, at an interest of 3.79% paid annually. Mr. Tang repaid the loan in full in March 2011.

No other transactions have been entered into with these or any other related parties in 2011 and the nine months ended September 30, 2012, other than normal compensation (including share based payment arrangements) for and reimbursement of expenses incurred in their roles as Directors or employees of the Company.

15. Events after the reporting date

Share-based payment plans

On October 23, 2012, the Board of Directors granted 6,000 stock options at an exercise price of $1.62.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with Sequans Communications S.A.’s unaudited condensed consolidated interim financial statements beginning at Page 3 of this report on Form 6-K. As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, “Sequans Communications S.A.”, “Sequans Communications”, “the Company”, “we”, “us” and “our” refer to Sequans Communications S.A. and its consolidated subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to the unaudited condensed consolidated interim financial statements of Sequans Communications S.A. included herein.

In this report on Form 6-K, references to the “euro” or “€” are to the euro currency of the European Union and references to “U.S. dollars” or “$” are to United States dollars. References to the “the Shares” are references to Sequans Communications’ Ordinary Shares, nominal value €0.02 per share, and references to “the ADSs” are to Sequans Communications’ American Depositary Shares (each representing one Ordinary Share), which are evidenced by American Depositary Receipts (ADRs).

The financial information presented herein has been prepared in accordance with International Reporting Financial Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The information contained in this MD&A takes into account information available up to October 23, 2012, unless otherwise noted.

Forward-Looking Statements Safe Harbor

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this report on Form 6-K, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward looking statements. When used in this report, the words “anticipate”, “objective”, “may”, “might”, “should”, “could”, “can”, “intend”, “expect”, “believe”, “estimate”, “predict”, “potential”, “plan”, “is designed to” or the negative of these and similar expressions identify forward-looking statements. The information contained in this report on Form 6-K reflects our current views with respect to future events and is based on assumptions and subject to risk and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the SEC as well as our other filings with the SEC, which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements. We cannot assure you that our plans, intentions or expectations will be achieved. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this report. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this report. Other than as required by applicable securities laws, we are under no obligation to update any forward-looking statement, whether as result of new information, future events or otherwise.

Summary

We are a leading fabless designer, developer and supplier of 4G LTE and WiMAX semiconductor solutions for wireless broadband applications. Our solutions incorporate baseband processor and RF transceiver ICs along with our proprietary signal processing techniques, algorithms and software stacks. Our high performance ICs deliver high throughput, low power consumption and high reliability in a small form factor and at a low cost.

Results of Operations

Comparison of the Three Months Ended September 30, 2011 and 2012

	Three months ended September 30,		Change
	2011	2012	%
	(Unaudited) (in thousands)

Revenue:
Product revenue	$25,896	$7,452	(71)%
Other revenue	334	530	58

Total revenue	26,230	7,982	(70)

Cost of revenue:
Cost of product revenue	12,129	4,104	(66)
Cost of other revenue	54	44	(19)

Total cost of revenue	12,183	4,148	(66)

Gross profit	14,047	3,834	(73)
Operating expenses:
Research and development	6,514	6,455	(1)
Sales and marketing	3,252	1,470	(55)
General and administrative	2,430	1,871	(23)

Total operating expenses	12,196	9,796	(20)

Operating income (loss)	1,851	(5,962)	(422)
Financial income (expense):
Interest income (expense), net	(26)	22
Foreign exchange gain (loss)	(172)	249
Other	1,651	—

Profit (Loss) before income taxes	3,304	(5,691)
Income tax expense (benefit)	71	73

Profit (Loss)	$3,233	$(5,764)

Revenue

Product revenue decreased 71% from $25.9 million in the three months ended September 30, 2011 to $7.5 million in the same period in 2012. This decrease was primarily due to lower sales of WiMAX products following changes in the WiMAX market in the United States beginning in the second half of 2011. Our largest customer, HTC, integrated our WiMAX products into a line of smartphones sold primarily in the United States. HTC represented 61% of our revenue in the third quarter of 2012 compared to 73% of our revenue in the third quarter of 2011. During the third quarter of 2012, we shipped 676,000 units of WiMAX products compared to 2.2 million units in the third quarter of 2011. We expect our WiMAX product revenue to decline as a result of a general decline in the WiMAX market in the United States.

Other revenue increased 59% from $0.3 million in the three months ended September 30, 2011 to $0.5 million in the same period in 2012, reflecting one-time service revenue of $0.2 million in the third quarter of 2012.

Cost of Revenue

Cost of product revenue decreased 66% from $12.1 million in the three months ended September 30, 2011 to $4.1 million in the same period in 2012 due to lower product and manufacturing costs associated with the decreased number of units sold. Cost of other revenue decreased from $54 thousand in the three months ended September 30, 2011 to $44 thousand in the same period in 2012.

Gross Profit

Gross profit decreased 73% from $14.0 million in the three months ended September 30, 2011 to $3.8 million in the same period in 2012, and gross margin decreased from 53.6% in the three months ended September 30, 2011 to 48.0% in the same period in 2012. The difference in gross margin primarily reflects the significant decline in revenue. Product gross margin decreased from 52.3% in the three months ended September 30, 2011 to 44.9% in the same period in 2012 due to continued low absorption of fixed costs and a less favorable product mix in the third quarter of 2012 as compared to prior periods.

Research and Development

Research and development expense remained relatively flat at $6.5 million in the three months ended September 30, 2011 and 2012. Although the total amount of expense remained consistent on a net basis, it reflects increases in costs from internal reorganizations that moved certain teams from sales and marketing to research and development in the first quarter of 2012, offset by headcount reductions that took place in May 2012 as part of an overall headcount reduction in the Company. From January 1, 2012, the product project management team, which previously was combined with product marketing and which works closely with engineering, was deemed to be more logically a part of research and development expense, while the product marketing team was combined with strategic marketing. Therefore, the eight employees in the project management team were recorded in research and development expense beginning in January 2012. In addition, the technical support engineers who previously reported to the sales department were moved to the engineering department in April 2012, as their work is closely tied to ongoing product development (particularly in software). Overall, there were 179 employees in research and development at September 30, 2012 compared to 170 employees at September 30, 2011.

Sales and Marketing

Sales and marketing expense decreased 55% from $3.3 million in the three months ended September 30, 2011 to $1.5 million in the same period in 2012. The decrease primarily reflects the impact of an internal reorganization that took place in January 2012 whereby the product marketing positions previously reporting to the product line management group were combined with strategic marketing, and the remaining product project management team, which works closely with engineering, was deemed to be more logically a part of research and development expense. Therefore, the eight employees from the product marketing and project management teams are no longer recorded in sales and marketing expense beginning in January 2012. In addition, the technical support engineers who previously reported to the sales department were moved to the engineering department in April 2012, as described above. Overall, there were 14 employees in sales and marketing at September 30, 2012 compared to 43 employees at September 30, 2011.

General and Administrative

General and administrative expense decreased 23% from $2.4 million in the three months ended September 30, 2011 to $1.9 million in the same period in 2012 primarily due to a decrease of $0.3 million in stock based compensation expenses. Overall, there were 20 employees in general and administrative at September 30, 2012 compared to 24 employees at September 30, 2011.

Interest Income (Expense), Net

Net interest income increased from a net interest expense of $26,000 in the three months ended September 30, 2011 to a net interest income of $22,000 in the same period in 2012. Higher net interest income in the three months ended September 30, 2012 reflects primarily the termination of our accounts receivable financing arrangement in the third quarter of 2011 and the reimbursement of bank convertible notes in October 2011, offset slightly by interest expense related to a new lease financing arrangement put in place in the third quarter of 2012.

Foreign Exchange Gain (Loss), Net

We had a net foreign exchange loss of $0.2 million in the three months ended September 30, 2011 compared to a net foreign exchange gain of $0.2 million in the same period in 2012, primarily due to movements in the U.S. dollar versus the euro.

Other Financial Income (Expense)

Other financial income of $1.7 million in the three months ended September 30, 2011 represented the change in the fair value of the option component of bank convertible notes, calculated prior to their conversion. There was no other financial income or expense in the three months ended September 30, 2012 due to the conversion of the bank convertible notes in October 2011.

Income Tax Expense

Income tax expense remained relatively flat at $73,000 for the three months ended September 30, 2012 as compared to $71,000 in the same period in 2011, as income tax expense arises from operations in our non-French subsidiaries, which have not varied significantly from 2011 to 2012.

Comparison of the Nine Months Ended September 30, 2011 and 2012

	Nine months ended September 30,		Change
	2011	2012	%
	(Unaudited) (in thousands)

Revenue:
Product revenue	$80,746	$16,756	(79)%
Other revenue	1,481	2,368	60

Total revenue	82,227	19,124	(77)

Cost of revenue:
Cost of product revenue	40,716	8,988	(78)
Cost of other revenue	183	132	(28)

Total cost of revenue	40,899	9,120	(78)

Gross profit	41,328	10,004	(76)
Operating expenses:
Research and development	19,259	21,137	10
Sales and marketing	9,869	5,709	(42)
General and administrative	6,137	6,091	(1)

Total operating expenses	35,265	32,937	(7)

Operating income (loss)	6,063	(22,933)	(478)
Financial income (expense):
Interest income (expense), net	(363)	99
Foreign exchange gain (loss)	(275)	(113)

Profit (Loss) before income taxes	5,425	(22,947)
Income tax expense (benefit)	239	164

Profit (Loss)	$5,186	$(23,111)

Revenue

Product revenue decreased 79% from $80.7 million in the nine months ended September 30, 2011 to $16.8 million in the same period in 2012. This decrease was primarily due to lower sales of WiMAX products following changes in the WiMAX market in the United States beginning in the second half of 2011. Our largest customer, HTC, integrated our WiMAX products into a line of smartphones sold primarily in the United States. HTC represented 35% of our revenue in the nine months ended September 30, 2012 compared to 79% of our revenue in the nine months ended September 30, 2011. During the nine months ended September 30, 2012, we shipped 1.2 million units of WiMAX products compared to 7.1 million units in the nine months ended September 30, 2011.

Other revenue increased 60% from $1.5 million in the nine months ended September 30, 2011 to $2.4 million in the same period in 2012, reflecting primarily the execution of a greater number of license agreements for the use of our technology solutions in 2012.

Cost of Revenue

Cost of product revenue decreased 78% from $40.7 million in the nine months ended September 30, 2011 to $9.0 million in the same period in 2012 due to lower product and manufacturing costs associated with the decreased number of units sold. Cost of other revenue decreased from $0.2 million in the nine months ended September 30, 2011 to $0.1 million in the same period in 2012.

Gross Profit

Gross profit decreased 76% from $41.3 million in the nine months ended September 30, 2011 to $10.0 million in the same period in 2012, while gross margin increased from 50.3% in the nine months ended September 30, 2011 to 52.3% in the same period in 2012. The reduction in gross profit was due to the decline in revenue, while the gross margin was improved due to a favorable revenue mix in 2012, with a greater percentage of revenue derived from the sale of licenses. Product gross margin decreased from 50.4 % in the nine months ended September 30, 2011 to 46.4% in the same period in 2012 primarily due to revenue mix and low absorption of fixed production costs caused by a low product revenue base.

Research and Development

Research and development expense increased 10% from $19.3 million in the nine months ended September 30, 2011 to $21.1 million in the same period in 2012. This reflects a net increase in headcount, as well as significant costs in 2012 related to readying new LTE products for mass production.

Sales and Marketing

Sales and marketing expense decreased 42% from $9.9 million in the nine months ended September 30, 2011 to $5.7 million in the same period in 2012, primarily due to a reduction in headcount as product development and technical support engineers were reassigned to research and development.

General and Administrative

General and administrative expense remained relatively flat at $6.1 million for the nine months ended September 30, 2012 as compared to the same period in 2011.

Interest Income (Expense), Net

Net interest income increased 127% from a net interest expense of $0.4 million in the nine months ended September 30, 2011 to a net interest income of $0.1 million in the same period in 2012. Higher net interest income in the nine months ended September 30, 2012 reflects lower interest expense in 2012 due to the termination of our accounts receivable financing arrangement in the third quarter of 2011, the reimbursement of bank convertible notes in October 2011, offset slightly by interest expense related to a new lease financing arrangement put in place in the third quarter of 2012.

Foreign Exchange Gain (Loss), Net

We had a net foreign exchange loss of $0.3 million in the nine months ended September 30, 2011 compared to a net foreign exchange loss of $0.1 million in the same period in 2012, primarily due to movements in the U.S. dollar versus the euro.

Income Tax Expense (Benefit)

Income tax expense remained roughly flat at $0.2 million for the nine months ended September 30, 2012 as compared to the same period in 2011, as income tax expense arises from operations in our non-French subsidiaries, which have not varied significantly from 2011 to 2012.

Liquidity and Capital Resources

Sources of Liquidity

Our cash and cash equivalents were $36.4 million at September 30, 2012, compared to $57.2 million at December 31, 2011. This decrease was due primarily to the use of cash and cash equivalents to fund operations and on-going research and development activities. We believe that our available cash and cash equivalents will be sufficient to fund our operations for the next 12 months.

Since inception, we have financed our operations primarily through proceeds from the issues of our preference shares and convertible notes, which totaled €54.7 million ($73.1 million) from 2004 to the end of 2010; and from the $59.1 million in net proceeds from our initial public offering on the New York Stock Exchange in April 2011.

Cash Flows

Cash Flows from Operating Activities

Net cash used in operating activities during the nine months ended September 30, 2012 was $16.1 million, reflecting a net loss (before income tax) of $22.9 million, a decrease in inventories of $3.3 million, an increase in research tax credit receivable of $3.0 million and a decrease of trade payables and other liabilities of $5.4 million. These uses of cash were partially offset by non-cash charges, including depreciation and amortization of $4.8 million, share-based compensation expenses of $3.0 million, and a decrease in trade receivables and other receivables of $4.9 million during the period.

Cash Used in Investing Activities

Cash used in investing activities during the nine months ended September 30, 2012 consisted primarily of purchases of property and equipment and intangible assets of $4.7 million.

Cash Flows from Financing Activities

Net cash from financing activities was $0.1 million for the nine months ended September 30, 2012. In June 2012, we entered into a finance lease agreement with a French financial institution whereby we have the possibility to finance acquisitions of qualifying equipment with a total purchase price of up to €1,500,000.

Trend Information

For the nine months ended September 30, 2012, the most significant change in trends that effected our business, results of operations and financial condition was the continued decline experienced in the WiMAX market driven by a change in strategy by Sprint, the largest driver of demand for WiMAX semiconductor solutions, who introduced the 3G iPhone and announced their intention to begin deploying LTE in 2012. This change in the WiMAX market harmed our results of operations for the period. Other than the possibility of continued declines in the WiMAX market prior to our generating significant revenue from LTE products, or as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonable likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Contractual Obligations

Our contractual obligations relate primarily to non-cancellable operating leases and inventory component purchase commitments. During the nine months ended September 30, 2012, there were no significant changes in our contractual obligations from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2011.

Item 3. Fourth Quarter and Full Year 2012 Financial Results

Fourth Quarter 2012 Highlights:

Revenue: Revenue of $3.1 million decreased 60.8% sequentially from the third quarter of 2012, reflecting a decrease in shipments of WiMAX products, partially offset by increased LTE shipments. Revenue decreased 72.8% compared to the fourth quarter of 2011, due to lower sales of WiMAX products, following changes in the WiMAX market in the United States beginning in the second half of 2011.

Gross margin: Gross margin was 9.4%, including a provision for excess inventory totaling $0.9 million. This compares to gross margin of 48.0% in the third quarter of 2012 and 52.0% in the fourth quarter of 2011. Excluding this provision, gross margin in the fourth quarter would have been 36.6%.

Operating income (loss): Operating loss was $9.8 million compared to an operating loss of $6.0 million in the third quarter of 2012 and an operating loss of $5.0 million in the fourth quarter of 2011.

Net loss: Net loss was $9.9 million, or ($0.29) per diluted share/ADS, compared to a net loss of $5.8 million, or ($0.17) per diluted share/ADS in the third quarter of 2012 and a net loss of $5.6 million, or ($0.16) per diluted share/ADS in the fourth quarter of 2011.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q4 2012	%*	Q3 2012	%*	Q4 2011	%*	Full year 2012	%*	Full year 2011	%*
Revenue	$3.1		$8.0		$11.5		$22.3		$93.7
Gross profit	0.3	9.4%	3.8	48.0%	6.0	52.0%	10.3	46.3%	47.3	50.5%
Operating income (loss)	(9.8)	-314.2%	(6.0)	-74.7%	(5.0)	-43.4%	(32.8)	-147.2%	1.1	1.1%
Net profit (loss)	(9.9)	-316.7%	(5.8)	-72.2%	(5.6)	-48.9%	(33.0)	-148.4%	(0.4)	-0.5%
Diluted EPS	$(0.29)		$(0.17)		$(0.16)		$(0.95)		$(0.01)
Number of diluted shares/ADS	34,683,839		34,683,839		34,626,501		34,680,227		32,610,680
Cash flow from (used in) operations	(6.8)		(3.3)		(3.1)		(22.9)		2.8
Cash and cash equivalents at quarter-end	28.8		36.4		57.2		28.8		57.2
Additional information:
Stock-based compensation included in operating result	0.2		0.7		1.3		3.2		4.2

*	Percentage of revenue

Full Year 2012 Highlights:

Revenue of $22.3 million in 2012 decreased 76.3% from 2011; gross margin declined to 46.3% in 2012 compared to 50.5% in 2011, primarily due to lower absorption of fixed costs resulting from decreased revenue.

Operating loss was $32.8 million in 2012 compared to operating income of $1.1 million in 2011, while the net loss was $33.0 million ($0.95 loss per diluted share/ADS) in 2012 compared to a net loss of $0.4 million ($0.01 loss per diluted share/ADS) in 2011.

Item 4. Unaudited Condensed Consolidated Financial Statements at and for the three months and year ended December 31, 2012

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011
Revenue :
Product revenue	2,844	7,452	10,996
Other revenue	286	530	491

Total revenue	3,130	7,982	11,487

Cost of revenue
Cost of product revenue	2,793	4,104	5,451
Cost of other revenue	44	44	64

Total cost of revenue	2,837	4,148	5,515

Gross profit	293	3,834	5,972

Operating expenses :
Research and development	7,271	6,455	5,676
Sales and marketing	853	1,470	3,094
General and administrative	2,005	1,871	2,190

Total operating expenses	10,129	9,796	10,960

Operating income (loss)	(9,836)	(5,962)	(4,988)

Financial income (expense):
Interest income (expense), net	38	22	(26)
Foreign exchange gain (loss)	(45)	249	(469)

Profit (loss) before income taxes	(9,843)	(5,691)	(5,483)

Income tax expense	70	73	132
Profit (loss)	(9,913)	(5,764)	(5,615)
Attributable to :
Shareholders of the parent	(9,913)	(5,764)	(5,615)
Minority interests	—	—	—

Basic earnings (loss) per share	$(0.29)	$(0.17)	$(0.16)

Diluted earnings (loss) per share	$(0.29)	$(0.17)	$(0.16)

Number of shares used for computing:
— Basic	34,683,839	34,683,839	34,626,501
— Diluted	34,683,839	34,683,839	34,626,501

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
(in thousands of US$, except share and per share amounts)	2012	2011
Revenue :
Product revenue	19,600	91,742
Other revenue	2,654	1,972

Total revenue	22,254	93,714

Cost of revenue
Cost of product revenue	11,781	46,167
Cost of other revenue	176	247

Total cost of revenue	11,957	46,414

Gross profit	10,297	47,300

Operating expenses :
Research and development	28,408	24,935
Sales and marketing	6,562	12,963
General and administrative	8,096	8,327

Total operating expenses	43,066	46,225

Operating income (loss)	(32,769)	1,075

Financial income (expense):
Interest income (expense), net	137	(389)
Foreign exchange gain (loss)	(158)	(744)

Profit (Loss) before income taxes	(32,790)	(58)

Income tax expense (benefit)	234	371
Profit (Loss)	(33,024)	(429)
Attributable to :
Shareholders of the parent	(33,024)	(429)
Minority interests	—	—

Basic earnings (loss) per share	$(0.95)	$(0.01)

Diluted earnings (loss) per share	$(0.95)	$(0.01)

Number of shares used for computing:
— Basic	34,680,227	32,610,680
— Diluted	34,680,227	32,610,680

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At December 31,
(in thousands of US$)	2012	2011
ASSETS
Non-current assets
Property, plant and equipment	9,187	9,334
Intangible assets	4,184	4,233
Loan and other receivables	458	531
Available for sale assets	931	677

Total non-current assets	14,760	14,775

Current assets
Inventories	7,443	11,660
Trade receivables	5,528	8,373
Prepaid expenses and other receivables	2,873	2,571
Recoverable value added tax	415	2,008
Research tax credit receivable	8,632	4,423
Cash and cash equivalents	28,751	57,220

Total current assets	53,642	86,255

Total assets	68,402	101,030

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 34,683,839 shares authorized, issued and outstanding at December 31, 2012 (34,667,339 at December 31, 2011)	912	912
Share premium	129,309	129,283
Other capital reserves	12,556	9,368
Accumulated deficit	(87,715)	(54,691)
Other components of equity	409	(628)

Total equity	55,471	84,244

Non-current liabilities
Government grant advances and interest-free loans	287	385
Finance lease obligations	236	—
Provisions	369	259
Deferred tax liabilities	85	55

Total non-current liabilities	977	699

Current liabilities
Trade payables	6,038	8,580
Government grant advances and interest-free loans	515	717
Finance lease obligations	129	—
Other current liabilities	4,133	5,846
Deferred revenue	609	869
Provisions	530	75

Total current liabilities	11,954	16,087

Total equity and liabilities	68,402	101,030

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
(in thousands of US$)	2012	2011
Operating activities
Profit (loss) before income taxes	(32,790)	(58)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	4,442	4,066
Amortization and impairment of intangible assets	1,758	1,836
Share-based payment expense	3,188	4,174
Increase (decrease) in provisions	1,861	(31)
Financial expense (income)	(137)	471
Foreign exchange loss (gain)	(57)	(508)
Interest free financing benefit	—	178
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	3,678	5,144
Decrease (Increase) in inventories	3,369	(2,870)
Decrease (Increase) in research tax credit receivable	(4,208)	(2,422)
Increase (Decrease) in trade payables and other liabilities	(3,317)	(6,274)
Increase (Decrease) in deferred revenue	(260)	(24)
Increase (Decrease) in government grant advances	(292)	(521)
Income tax paid	(104)	(398)
Net cash flow from (used in) operating activities	(22,869)	2,763
Investing activities
Purchase of intangible assets and property, plant and equipment	(5,955)	(11,042)
Purchase of financial assets	(181)	709
Net cash flow used in investments activities	(6,136)	(10,333)
Financing activities
IPO proceeds, net of costs	—	59,934
Proceeds from exercice of stock options and founders’ warrants	26	579
Proceeds from borrowings and finance lease liabilities	382	—
Repayment of borrowings and finance lease liabilities	(17)	(3,479)
Interest received (paid)	136	(656)
Repayment of interest-free loans	—	(1,321)
Net cash flows from financing activities	527	55,057
Net increase (decrease) in cash and cash equivalents	(28,478)	47,487
Net foreign exchange difference	9	(6)
Cash and cash equivalent at January 1	57,220	9,739
Cash and cash equivalents at end of the period	28,751	57,220

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)

Date: February 14, 2013	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer